SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Name of Subject Company)
CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED
(Name of Person(s) Filing Statement)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

22002B305
(CUSIP Number of Class of Securities)

Mark J. DeCesaris
Chief Financial Officer
Corporate Property Associates 14 Incorporated
50 Rockefeller Plaza
New York, New York 10020
(212) 492-1100
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

Copies to:
James J. Moloney
Gibson, Dunn & Crutcher LLP
3161 Michelson Drive, Suite 1200
Irvine, California 92612
Phone: (949) 451-3800
Fax: (949) 475-4756
☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION
This Amendment No. 2 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Corporate Property Associates 14 Incorporated (the “Company”) with the Securities and Exchange Commission (the “SEC”) on November 9, 2010 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to an offer by MPF Income Fund 24, LLC; MPF Flagship Fund 14, LLC; MPF Acquisition Co. 3, LLC; MPF DeWaay Fund 7, LLC; MPF Flagship Fund 9, LLC; MPF DeWaay Premier Fund 4, LLC; MP Income Fund 12, LLC; MacKenzie Patterson Special Fund 7, LLC; MacKenzie Patterson Special Fund 5, LLC; MPF Blue Ridge Fund I, LLC; MPF ePlanning Opportunity Fund, LP; MPF DeWaay Fund 8, LLC; MPF Senior Note Program I, LP; SCM Special Fund 2, LP; and MacKenzie Patterson Fuller, LP (collectively, the “MPF Bidders”), to purchase up to 500,000 shares of common stock, par value $0.001 per share, of the Company, at a price of $6.00 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, as may be amended from time to time, filed by the MPF Bidders under cover of Schedule TO with the SEC on October 27, 2010. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.
Item 4. The Solicitation or Recommendation
Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph:
To the Company’s knowledge, after making reasonable inquiry, none of the Company’s executive officers, directors, affiliates, or subsidiaries currently intends to tender into the Tender Offer or otherwise sell any shares of Common Stock held of record or beneficially owned by such person to the MPF Bidders.
SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED
Date: November 16, 2010	By:	/s/ Susan C. Hyde
		Name:	Susan C. Hyde
		Title:	Managing Director and Corporate Secretary

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